06007830

AB 4/6/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC MAIL PROCESSING SECTION MAR 3 1 2006 WASH. DC 209

SEC FILE NUMBER
8-40569

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alexander Dunham Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 South Grand Avenue, Suite 3580
(No. and Street)

Los Angeles (City) CA (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Dahlerbruch, CPA 818-990-0434
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dahlerbruch Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

16530 Ventura Blvd., Suite 628, Encino, CA 91436
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 0 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James D. Somes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alexander Dunham Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ALLA MISHIYEVA
Comm. # 1450330
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires Nov. 9, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALEXANDER DUNHAM SECURITES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

DAHLERBRUCH ACCOUNTANCY CORPORATION

ALEXANDER DUNHAM SECURITIES, INC.

TABLE OF CONTENTS
DECEMBER 31, 2005

DAHLERBRUCH ACCOUNTANCY CORPORATION

Craig Dahlerbruch, CPA
Laurie A. Dahlerbruch, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
of Alexander Dunham Securities, Inc.

We have audited the accompanying balance sheet of Alexander Dunham Securities, Inc as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alexander Dunham Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements. These schedules contain supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dahlerbruch Accountancy Corporation

Dahlerbruch Accountancy Corporation
March 23, 2006

16530 Ventura Boulevard, Suite 628
Encino, California 91436
(818) 990-0434
(818) 990-0466 FAX

ALEXANDER DUNHAM SECURITIES, INC.

BALANCE SHEET
DECEMBER 31, 2005

ASSETS

Current assets		
Cash (note 1)	$	8,063
Due from affiliate (note 5)		135,290
Total assets	$	143,353

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities		
Accounts payable	$	921
Total liabilities		921
Stockholder's equity		
Common stock, par value $1 per share, 1,000 shares authorized and 170 shares issued		170
Additional paid in capital		223,957
Treasury stock (note 2)		(241,263)
Retained earnings		159,568
Total stockholder's equity		142,432
Total liabilities and stockholder's equity	$	143,353

The accompanying notes are an integral part of the financial statements

ALEXANDER DUNHAM SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenue	$	211,350
Operating expenses		204,336
Net income	$	7,014

The accompanying notes are an integral part of the financial statements

ALEXANDER DUNHAM SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid In Capital	Treasury Stock	Retained Earnings
Balance at January 1, 2005	$ 170	$ 223,957	$ (241,263)	$ 152,554
Net income for the year ended December 31, 2005				7,014
Balance at December 31, 2005	$ 170	$ 223,957	$ (241,263)	$ 159,568

The accompanying notes are an integral part of the financial statements

ALEXANDER DUNHAM SECURITIES, INC.

STATEMENT OF CASH FLOWS
DECEMBER 31, 2005

Cash flows from operating activities		
Net income	$	7,014
Adjustments:		
Changes in assets and liabilities:		
Increase in due from affiliate		(13,821)
NET CASH USED BY OPERATING ACTIVITIES		(6,807)
Cash at the beginning of the year		14,870
CASH AT THE END OF THE YEAR	$	8,063

The accompanying notes are an integral part of the financial statements

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1: Summary of Significant Accounting Policies

History of the Business

The Company was incorporated on August 29, 1988. The Company was formed for the purpose of operating as a NASD broker dealer firm.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of short-term investments with original maturities of less than ninety days.

Revenue Recognition

Revenue is recognized when the earnings process is complete.

Income Taxes

The provision for income tax is recorded at the parent level in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2: Treasury Stock

The Company is holding 169 shares of common stock as treasury stock. The amount of treasury stock is based upon cost paid.

NOTE 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $7,142, which was $2,142 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 0.13 to 1.

NOTE 4: Fair Value of Financial Instruments

Cash and Cash Equivalents, Receivables and Payables

The carrying amount approximates fair value because of the short-term maturity of those instruments.

NOTE 5: Related Parties

Alexander Dunham Capital Group, Inc., the one hundred percent owner of the Company, provides the Company with office space, supplies, accounting, secretarial services and all other administrative costs for which the Company reimburses Alexander Dunham Capital Group, Inc for its share of these expenses. For its management and consulting services provided to the Company in 2005, the Company paid a $41,500 fee to Alexander Dunham Capital Group, Inc.

In the normal course of business, the Company provides and receives non-interest bearing short-term loans to/from Alexander Dunham Capital Group, Inc. These loans will be repaid in 2005.

NOTE 6: Revenue Earned from Major Clients

The Company billed a significant portion of its services to one customer. During 2005, fees generated from this client aggregated $136,350, which represents 65% of total revenue. As of December 31, 2005, none of these fees generated from these clients were included in trade receivables.

ALEXANDER DUNHAM SECURITIES, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

NET CAPITAL		
Stockholder's equity		$ 142,432
Less non-allowable assets:		
Due from affiliates	$ 135,290	
		135,290
Net capital		$ 7,142
AGGREGATE INDEBTEDNESS		
Liabilities		$ 921
Total aggregate indebtedness		$ 921
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 5,000
Excess net capital		$ 2,142
Excess net capital at 1000%		$ 7,050
Ratio aggregate indebtedness to net capital		0.13 to 1

ALEXANDER DUNHAM SECURITIES, INC.

SCHEDULE 2
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Net capital as reported in Company's part II (unaudited) FOCUS report	$	7,641
Adjustments		
Audit adjustment to cash		(150)
Audit adjustment to accrued expenses		(349)
Total adjustments		(499)
Net capital at December 31, 2005	$	7,142

ALEXANDER DUNHAM SECURITIES, INC.

SCHEDULE 3
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

EXEMPTIVE PROVISION

The Company claims an exemption for computation of reserve requirements and information for possession or control requirements according to the provisions of Rule 15c3-3(k)(2)(i).

DAHLERBRUCH ACCOUNTANCY CORPORATION

Craig Dahlerbruch, CPA
Laurie A. Dahlerbruch, CPA

Board of Directors
Alexander Dunham Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Alexander Dunham Securities, Inc. for the year ended December 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17-a5 (g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the

16530 Ventura Boulevard, Suite 628
Encino, California 91436
(818) 990-0434
(818) 990-0466 FAX

preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Dahlerbruch Accountancy Corporation

Dahlerbruch Accountancy Corporation
March 23, 2006